Exhibit 99.(d)(1)(ii)

Schedule A

to the

Investment Advisory Agreement

dated September 24, 2020

as amended on May 5, 2021

Fee:
Destinations Large Cap Equity Fund	0.75%
Destinations Small-Mid Cap Equity Fund	0.90%
Destinations International Equity Fund	1.00%
Destinations Equity Income Fund	0.80%
Destinations Real Assets Fund	1.00%
Destinations Core Fixed Income Fund	0.65%
Destinations Low Duration Fixed Income Fund	0.70%
Destinations Global Fixed Income Opportunities Fund	0.85%
Destinations Municipal Fixed Income Fund	0.70%
Destinations Multi Strategy Alternatives Fund	1.35%
Destinations Shelter Fund	0.85%

Schedule A